Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE ANNOUNCES 13% INCREASE IN INFERRED MINERAL RESOURCES AT AMARUQ TO 3.7 MILLION OUNCES GOLD, WHICH INCLUDES 33% INCREASE IN OPEN PIT RESOURCES TO 2.4 MILLION OUNCES; SECOND POTENTIAL SOURCE OF OPEN PIT ORE CONFIRMED AT V ZONE

Toronto (September 15, 2016) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) is pleased to provide an update on exploration drilling results at its Amaruq gold project in Nunavut, northern Canada.  This deposit continues to grow and remains a focus for the Company given its potential and its proximity to Agnico Eagle’s Meadowbank mine and mill.  This update includes an expanded mineral resource estimate for the project based on drilling through June 30, 2016.

Highlights include:

•                  Overall mineral resources increased by 13% at the Amaruq project — Drilling in the first half of 2016 has resulted in an updated inferred mineral resource estimate of 3.71 million ounces of gold (19.4 million tonnes grading 5.97 grams per tonne (“g/t”) gold) as of June 30, 2016.  This represents an increase of 432,000 ounces (on a contained gold basis) compared to the December 31, 2015 estimate

•                  Open pit mineral resources increase by 33% — The updated estimate includes a 598,000-ounce increase (on a contained gold basis) in open pit inferred mineral resources to 2.42 million ounces gold (13.6 million tonnes grading 5.53 g/t), compared to the December 31, 2015 estimate.

•                  319% expansion in the IVR deposit mineral resources; V Zone confirmed as potential second source of open pit ore — Contained gold in inferred mineral resources at the IVR deposit increased by 649,000 ounces (an increase of 319%) to 852,000 ounces (3.9 million tonnes grading 6.84 g/t gold) compared to the December 31, 2015 estimate.  The IVR deposit contains 549,000 ounces of gold (2.5 million tonnes grading 6.71 g/t gold) within the overall open pit mineral resources —The majority of this mineral resource is contained in the V Zone which has been traced down to 542 metres below surface and remains open at depth.

“The 2016 exploration program at Amaruq has resulted in an increase in gold resources and the delineation of a potential second source of open pit ore at the V Zone.  In just a short period of time, we have seen Amaruq advance from a grassroots discovery to a significant development project with 3.7 million ounces of gold resources”, said Sean Boyd, Agnico Eagle’s Vice-Chairman and Chief Executive Officer.  “We anticipate an updated mineral resource estimate in February 2017, and  Amaruq is expected to provide a new source of ore for the Meadowbank mill starting in 2019”, added Mr. Boyd.

Amaruq Project Mineral Resources Expanded

Agnico Eagle has a 100% interest in the Amaruq project.  The large property consists of 116,717 hectares, located approximately 50 kilometres northwest of the Meadowbank mine.  The I, V and R mineralized zones were discovered in 2013 shortly after the Company acquired the Amaruq property and the Whale Tail deposit was discovered in 2014, to the south of the R zone.

[Amaruq local geology map]

In February 2016, the Company announced inferred mineral resources as of December 31, 2015.  This news release provides an updated estimate of the inferred mineral resources in the Whale Tail and IVR deposits as of June 30, 2016.  The updated mineral resource estimate is based on drilling completed from 2013 to June 30, 2016 in the Whale Tail and IVR deposits.  Earlier results from the 2016 Amaruq exploration program have been reported in the Company’s news releases dated April 28, 2016, and July 27, 2016.

The table below sets out the updated mineral resource estimate for the Whale Tail and IVR deposits as at June 30, 2016.  This estimate uses the same metal price and exchange rate assumptions as the December 31, 2015 mineral resource estimate, which are a gold price of US$1,100 per ounce and a US$/C$ exchange rate of 1.16.  The Company believes that these assumptions are conservative when compared to the three-year trailing average gold price and the current spot prices for gold and the US$/C$ exchange rate.  The weighted average cut-off grades for the Whale Tail and IVR deposits are 2.2 g/t gold for open pit mineral resources and 4.5 g/t gold for underground mineral resources.

Comparison of the mineral resource estimates at the Whale Tail deposit and the IVR deposit at the Amaruq project, as of December 31, 2015 and June 30, 2016

	December 31, 2015			June 30, 2016
Category/Zone	Gold (ounces)	Tonnes	Gold grade (g/t)	Gold (ounces)	Tonnes	Gold grade (g/t)
Inferred Resources
Whale Tail*
Open pit	1,732,000	9,889,000	5.45	1,874,000	11,084,000	5.26
Underground	1,347,000	6,041,000	6.93	988,000	4,403,000	6.98
Total Whale Tail inferred resources	3,079,000	15,930,000	6.01	2,862,000	15,487,000	5.75
IVR deposit
Open pit	93,000	475,000	6.09	549,000	2,542,000	6.71
Underground	111,000	474,000	7.26	304,000	1,335,000	7.07
Total IVR inferred resources	204,000	949,000	6.67	852,000	3,877,000	6.84
Total open pit inferred resources	1,825,000	10,365,000	5.48	2,423,000	13,626,000	5.53
Total underground inferred resources	1,457,000	6,515,000	6.96	1,292,000	5,738,000	7.00
Total inferred resources	3,283,000	16,880,000	6.05	3,714,000	19,364,000	5.97

*The Whale Tail mineral resources shown in the table above combine the Whale Tail and Mammoth zone mineral resources; these two zones were reported separately in the mineral resources estimate reported in the Company’s news release dated February 10, 2016.

The weighted average cut-off grade for the Whale Tail and IVR deposits is 2.2 g/t gold for open pit mineral resources and 4.5 g/t gold for underground mineral resources.  Amounts in this table may not add up due to rounding.

Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand, so aggregate amounts may differ from column totals.  Please refer to the Company press release dated February 10, 2016 and the Company’s Annual Information Form for the year ended December 31, 2015, for further details on the mineral reserves and mineral resources.

In this news release open pit mineral resources and underground mineral resources refer to the ore that the Company believes may be extracted through open pit and underground mining methods, respectively.

The following table indicates the sensitivity of the mineral resources estimate to changes in the gold cut-off grades.  The table shows that the mineral resources at Amaruq are not very sensitive to variations in the cut-off grades.

Sensitivity of inferred mineral resources estimate at the Amaruq project (as of June 30, 2016) to cut-off gold grade

		Inferred Mineral Resources
Type	Cut-off gold grade (g/t)	Tonnes	Gold grade (g/t)	Ounces gold
	1.8	15,781,000	5.08	2,580,000
	2.0	14,754,000	5.31	2,517,000
Open Pit	2.2	13,626,000	5.53	2,423,000
	2.4	13,013,000	5.72	2,394,000
	2.6	12,181,000	5.94	2,327,000

		Inferred Mineral Resources
Type	Cut-off Grade (g/t gold)	Tonnes	Gold grade (g/t)	Ounces gold
	3.5	9,788,000	5.84	1,838,000
	4.0	7,796,000	6.38	1,598,000
Underground	4.5	5,738 ,000	7.00	1,292,000
	5.0	5,026,000	7.43	1,200,000
	5.5	4,110,000	7.92	1,046,000

A composite of the updated Whale Tail and IVR mineral resources outline is shown on the linked Amaruq composite longitudinal section set out below.

[Amaruq Composite Longitudinal Section with pierce points]

The aggregate inferred mineral resource at the Amaruq project is estimated to be 3.71 million ounces of gold (19.4 million tonnes grading 5.97 g/t gold) as of June 30, 2016.  This represents a 13% increase in contained gold compared with the December 31, 2015 estimate.  Of the updated inferred mineral resource, 2.86 million ounces of gold are in the Whale Tail deposit, and 852,000 ounces of gold are in the IVR deposit.  The updated mineral resource is divided into 65% open pit and 35% underground mineral resources.

The largest increase since the December 31, 2015 estimate has been in the IVR inferred mineral resources where contained gold has increased by 319% (649,000 ounces) to 852,000 ounces gold (3.9 million tonnes grading 6.84 g/t gold).  This was the result of an aggressive V Zone exploration drilling program in the first half of 2016 that extended the mineralized structures to the east and at depth and increased the number of known structures.  Most of the increase has been in the V Zone pit shell with a maximum depth of 150 metres and is now considered to be a potential second source of open pit ore at the project.  The contained gold in the IVR open pit mineral resources has increased by 456,000 ounces to 549,000 ounces of gold (2.5 million tonnes grading 6.71 g/t gold).  The mineral resources outside the V Zone pit (mostly below it) have increased by 193,000 ounces to 304,000 ounces gold (1.3 million tonnes grading 7.07 g/t gold).

The updated inferred mineral resources in the Whale Tail deposit have decreased by 7% (217,000 ounces) to 2.86 million ounces of gold (15.5 million tonnes grading 5.75 g/t gold).  This decrease is largely due to further refinements to the geological model at Whale Tail as a result of infill drilling.  Exploration drilling continues below the current mineral resources to expand the deposit.

As a result of the recent refinements, the bottom of the preliminary Whale Tail pit was lowered by 75 metres to a depth of approximately 275 metres, moving a portion of the former underground mineral resources into the new pit plan.  The updated mineral resources within the Whale Tail pit have increased by 142,000 ounces to 1.87 million ounces of gold (11.1 million tonnes grading 5.26 g/t gold), while the Whale Tail underground mineral resources have decreased by 359,000 ounces to 988,000 ounces gold (4.4 million tonnes grading 6.98 g/t gold).

Overall, the Amaruq open pit mineral resources, including both Whale Tail and IVR, have increased by 33% (598,000 ounces) to 2.42 million ounces of gold (13.6 million tonnes grading 5.53 g/t) compared to the December 31, 2015 estimate.  Of this, 1.87 million ounces of gold are in the Whale Tail deposit and 0.55 million ounces of gold are in the IVR deposit.  Having two viable sources of open pit ore could expand and add flexibility to the potential open pit mining operations at Amaruq.

Drilling Continues to Extend Mineralized Zones

The highlight of the exploration work at Amaruq in the first half of 2016 has been the discovery of additional lenses in the V Zone.  The V Zone forms a series of parallel quartz vein structures dipping shallowly toward Whale Tail from surface to a depth of 542 metres.  The surface expression of the V Zone at this time has a strike length of 1.2 kilometres; the zone is open at depth and laterally.  To date, the Whale Tail deposit has been defined over at least 2.2 kilometres of strike length and extends from surface to 650 metres depth; it remains open at depth.

Recent intercepts from the project are set out in the table below and the drill hole collars are located on the Amaruq project local geology map.  The pierce points are shown on the Amaruq project composite longitudinal section.  All intercepts reported for the Amaruq project show capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Whale Tail (WT) deposit and V Zone (V), Amaruq project

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)**
AMQ16-724	WT	43.2	64.4	43	7.3	11.7	11.7
and	WT	183.4	187.9	148	3.9	7.8	7.8
AMQ16-730	WT	166.3	184.7	146	9.2	16.5	13.4
including		175.9	184.7	150	4.4	28.7	22.2
and	WT	195.0	206.1	167	7.8	8.8	8.8
and	WT	258.5	271.0	222	11.3	8.4	8.4
and	WT	290.5	305.4	250	13.5	17.1	17.1
including		290.5	300.0	247	8.6	25.4	25.4
AMQ16-800	V	240.1	245.5	229	4.7	6.7	6.7
and	V	261.5	270.2	251	6.2	4.5	4.5
AMQ16-819	V	293.0	297.4	241	3.9	16.4	16.4
AMQ16-824	WT	555.6	562.5	475	6.8	10.3	10.3
including		557.1	560.2	474	3.1	21.1	21.1
AMQ16-829	V	440.3	447.7	406	6.4	7.5	7.3
AMQ16-837	V	112.5	124.2	117	10.1	11.0	7.4
including		112.5	120.0	115	6.5	16.1	10.5
AMQ16-842	WT	23.0	29.0	21	3.2	5.7	5.7
and	WT	107.0	115.0	91	6.6	9.1	9.1
AMQ16-858	WT	41.0	51.0	38	5.0	4.2	4.2
and	WT	149.3	191.0	142	36.1	7.2	7.2
including		150.0	156.8	128	5.9	11.5	11.5
including		161.0	168.0	137	6.1	9.5	9.5
including		180.0	187.0	153	6.1	11.4	11.4
AMQ16-869*	WT	96.0	101.9	90	3.2	12.9	12.9
and	WT	121.8	128.8	114	4.5	7.0	7.0
and	WT	152.4	194.8	157	38.4	4.8	4.8
including		159.1	163.7	146	4.2	9.2	9.2
including		177.9	188.1	166	9.2	7.6	7.6
and	WT	205.8	212.0	189	5.6	12.8	12.8
AMQ16-886*	WT	144.0	154.4	119	9.4	6.4	6.4
AMQ16-888*	V	478.1	482.3	456	3.4	20.5	7.4
and	V	569.5	573.2	542	3.2	37.2	22.2
AMQ16-898*	V	11.8	15.7	13	3.5	9.5	9.5
and	V	117.7	126.6	115	8.4	6.0	6.0
and	V	139.0	146.9	134	6.1	4.8	4.8
AMQ16-953*	V	354.3	359.0	338	3.9	12.8	12.2
and	V	428.0	436.8	407	8.0	6.0	6.0
and	V	466.3	477.1	445	10.1	6.2	6.2
AMQ16-978*	V	256.0	259.0	228	2.9	5.9	5.9
and	V	357.0	360.7	318	2.8	10.9	10.9
AMQ16-983*	V	142.5	147.0	123	3.7	183.4	10.6
and	V	193.0	197.1	166	3.4	8.2	8.2
and	V	254.0	258.0	218	3.9	18.3	17.3

*Holes not included in the June 30, 2016 mineral resource estimate

** Holes at the Whale Tail deposit use a capping factor of 80 g/t gold.  Holes at the IVR deposit use a capping factor of 60 g/t gold.

Drilling in the V Zone has extended the zone laterally and at depth to 540 metres locally.  Drill hole AMQ16-837 yielded 7.4 g/t gold over 10.1 metres at 117 metres depth including 10.5 g/t gold over 6.5 metres.  Two other holes display the high-grade potential and the lateral continuity of multiple V Zone structures at depth.  Drill hole AMQ16-953 intersected three structures: 12.2 g/t gold over 3.9 metres at 338 metres depth,  6.0 g/t gold over 8.0 metres at 407 metres depth, and 6.2 g/t gold over 10.1 metres at 445 metres depth.  (This hole is shown on the IVR deposit schematic cross section below.)  Hole AMQ16-888 pierced the V Zone at its deepest point to date: the hole intersected 7.4 g/t gold over 3.4 metres at 456 metres depth, followed by 22.2 g/t gold over 3.2 metres at 542 metres depth.

[IVR Deposit schematic cross section 15750E]

The infill drilling on the Whale Tail deposit has covered most of the open pit mineral resources to a depth of approximately 275 metres, and the 2016 program is now almost completed.  The program continues to demonstrate robustness in gold grade and width in the central part of the deposit.  An example is hole AMQ16-730 that has yielded four high-grade intersections: 13.4 g/t gold over 9.2 metres at 146 metres depth (including 22.2 g/t gold over 4.4 metres); 8.8 g/t gold over 7.8 metres at 167 metres depth; 8.4 g/t gold over 11.3 metres at 222 metres depth; and 17.1 g/t gold over 13.5 metres at 250 metres depth (including 25.4 g/t gold over 8.6 metres).  Exploration drilling of this deposit has recently restarted, probing below 500 metres depth.  Drill hole AMQ16-824 has intersected 10.3 g/t gold over 6.8 metres at 475 metres depth, including 21.1 g/t gold over 3.1 metres.  The intercepts from this hole extend the high-grade ore shoot by 65 metres to the east-southeast, as shown in the longitudinal section.

Future Activities — 2016 Drill Program Expected to Continue into October

The 2016 drilling and exploration program is expected to be completed by mid-October using seven diamond drill rigs.  Four will explore below the existing Whale Tail open pit mineral resources, two at the eastern and down-plunge extents of the deposits and one on regional targets.  The Company anticipates that an updated mineral resource estimate incorporating the balance of the 2016 drill results (approximately 75 holes) will be released with the Company’s year-end results in February 2017.  The updated mineral resource estimate is expected to include an initial estimate of indicated mineral resources for the Amaruq project.

Construction of the 62-kilometre long Amaruq Exploration Access Road continues.  To date 13.3 kilometres have been completed with an additional 2.7 kilometres expected to be completed by year-end.

Permitting is ongoing to allow for development of an exploration ramp. The permit is anticipated in late 2016 or early 2017.

At the end of June 2016, Agnico Eagle submitted an Environmental Impact Assessment to the Nunavut Impact Review Board (“NIRB”), in support of a request to amend the Meadowbank Mine project certificate and Type A Water License, to include development of resources from Whale Tail Pit.  Acting on a recommendation from NIRB, the Minister of Indigenous and Northern Affairs Canada opted for a separate review of the project.  In the decision issued to NIRB in September 2016, the Minister agreed that a coordinated process between NIRB and the Nunavut Water Board with harmonized timelines should be adopted for a comprehensive assessment.  The Company anticipates that the timing of the regulatory process will meet its expectations for the potential start-up of mining operations at the Whale Tail Pit project.

The timing of future capital expenditures on the Amaruq project beyond 2016 and the determination of whether to build a satellite mining operation at Amaruq are subject to approval by Agnico Eagle’s Board of Directors.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at September 15, 2016.  Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “plan”, “potential”, “will” and similar words or expressions are intended to identify forward-looking statements.  Such statements include, without limitation statements regarding: the Company’s forward-looking project timelines; the estimated timing and conclusions of technical reports and other studies; the methods by which ore might be extracted or processed; projected exploration expenditures, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future expenditures; projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources, the source of ore at the Meadowbank mill and anticipated future exploration and the possible conversion of mineral resources to mineral reserves; the anticipated timing of events with respect to the Company’s projects.  Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2015 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2015 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting, development and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This news release uses the terms “measured mineral resources” and “indicated mineral resources”.  Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This news release also uses the term “inferred mineral resources”.  Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Scientific and Technical Data

Guy Gosselin, Vice-President Exploration for Agnico Eagle Mines Limited, approved the scientific and technical information related to exploration in this news release.  Mr. Gosselin is a P.Eng. with the Ordre ingenieurs du Quebec, and is a qualified person as defined by National Instrument (“NI 43-101).

The scientific and technical information related to Agnico Eagle’s mineral resources contained in this news release has been approved by Daniel Doucet, Eng., Senior Corporate Director, Reserve Development of the Company, a “qualified person” as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  The qualified person responsible for the Amaruq mineral resources estimate is David Paquin, P.Geo., Resource Geologist, Technical Services Group.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle reports mineral reserve and mineral resource estimates in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Best Practice Guidelines for Exploration and for Estimation of Mineral Resources and Mineral Reserves, in accordance with NI 43-101.  These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”).  However, the definitions in NI 43-101 differ in certain respects from those under Guide 7.  Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  A “final” or “bankable” feasibility study is required to meet the requirements to designate mineral reserves under Industry Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.

Modifying factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource.  A proven mineral reserve implies a high degree of confidence in the modifying factors.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Other important information regarding the Amaruq project can be found in the Company’s AIF and Form 40-F.